

Mail Stop 3720

May 18, 2016

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

> **Re:** **MDC Partners Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-13718**

Dear Mr. Doft:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

<u>Advertising and Communications Segment, page 20 and 24</u>

1. We note the definition of your non-GAAP measure for "organic revenue" on page 16. It appears from the table on page 20 that this measure is calculated using non-GAAP amounts, as the total amount of revenue from acquisitions in 2015 does not agree with the amount reported on page 59. Please clarify your definition of "organic revenue" by describing how revenue from acquisitions is calculated. Also, with respect to the tables on pages 20 and 24, please revise the descriptor for the "organic growth" column to identify it as "organic revenue."

14. Segment Information, page 75

2.   We note in the fourth quarter of 2015 the Company determined that the Partner Firm
        network represents an operating segment and as a result you now report operating results
        in one reportable segment identified as Advertising and Communications along with the
        Corporate Group. To help us understand how you applied the guidance in FASB ASC
        280 in identifying your operating segment, please provide us with the following
        information:

        a. Provide your organization chart which identifies the positions, roles, or functions that
            report directly to your chief operating decision maker ("CODM") and senior
            management team;
        b. Tell us the title and describe the role of your CODM and each of the individuals who
            report to the CODM;
        c. Identify and describe the role of your segment manager;
        d. Tell us how often the CODM meets with his/her direct reports, the financial
            information the CODM reviews to prepare for those meetings, the financial
            information discussed in those meetings, and who attends those meetings;
        e. Describe the information regularly provided to the CODM and tell us how frequently
            it is prepared;
        f. Describe the information regularly provided to the Board of Directors and tell us how
            frequently it is prepared;
        g. Describe the information about the Advertising, Experiential Marketing,
            Communications, and Digital service offerings that are provided to the CODM, tell us
            whether there are managers accountable for the service offerings, and if so, tell us to
            whom they are accountable;
        h. Explain how budgets are prepared, who approves the budget at each step of the
            process, the level of detail discussed at each step, and the level at which the CODM
            makes changes to the budget;
        i. Describe the level of detail communicated to the CODM when actual results differ
            from budgets and who is involved in meetings with the CODM to discuss budget-to-
            actual variances; and,
        j. Describe the basis for determining the compensation of the individuals that report to
            the CODM.

3.   Please explain to us your consideration of the disclosure requirements of ASC 280-10-50-
        40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications